September 10, 2024

Maria M. Pope
President, Chief Executive Officer, and Director
Portland General Electric Co.
121 SW Salmon St.
Portland, OR 97204

        Re: Portland General Electric Co.
            Definitive Proxy Statement on Schedule 14A
            Filed March 6, 2024
Dear Maria M. Pope:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program